UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

VERSO CORPORATION

(Name Of Subject Company (Issuer) And Filing Person (Offeror))

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

92531L207

(CUSIP Number of Class A Common Stock)

Allen Campbell

8540 Gander Creek Drive

Miamisburg, Ohio 45342

(877) 855-7243

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

John-Paul Motley, Esq.

O’Melveny & Myers LLP

400 South Hope Street

Los Angeles, CA 90071

(213) 430-6100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$55,000,000.00	$6,000.05

*

The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $55 million aggregate purchase price of shares of the Class A common stock, par value $0.01 per share.

**

Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2021 equals $109.10 per million dollars of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$6,000.05	Filing Party:	Verso Corporation
Form or Registration No.:	Schedule TO-I	Date Filed:	May 13, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 13, 2021 (the “Schedule TO”) by Verso Corporation, a Delaware corporation (the “Company”), in connection with the Company’s offer to purchase shares of its Class A common stock, par value $0.01 per share (the “Shares”), having an aggregate purchase price of up to $55 million, at a price not greater than $18.30 nor less than $16.00 per Share, to the seller in cash, less any applicable withholding taxes and without interest.

Only those items amended or supplemented are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged, and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase, dated May 13, 2021 (the “Offer to Purchase”), and the related Letter of Transmittal.

ITEM 11.	ADDITIONAL INFORMATION

(c)    Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

“On June 4, 2021, the Company’s Board of Directors appointed Brian D. Cullen to serve as Senior Vice President and Chief Financial Officer, effective June 16, 2021. Mr. Cullen does not currently own any Shares, and Mr. Cullen has not effected any transactions involving the Shares during the 60 days prior to June 4, 2021.”

Item 11 of the Schedule TO is hereby amended and supplemented by replacing the table included under “Incorporation By Reference” in Section 10 (“Certain Information Concerning Us”) of the Offer to Purchase in its entirety with the following table:

SEC Filings	Date Filed with the SEC
Annual Report on Form 10-K for the fiscal year ended December 31, 2020	March 1, 2021

The portions of our Definitive Proxy Statement on Schedule 14A that are incorporated by reference into Part III of our Annual Report on Form 10-K for the fiscal year ended December 31, 2020	March 30, 2021

Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021	May 7, 2021

Current Reports on Form 8-K	January 25, 2021, January 28, 2021 (only with respect to Items 5.02 and 8.01 and Exhibit 10.1), February 5, 2021 (only with respect to Item 8.01), February 12, 2021, March 8, 2021, April 6, 2021, April 7, 2021, May 10, 2021, May 11, 2021 and June 4, 2021 (only with respect to Item 5.02).

ITEM 12.	EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(iv)	Press Release, dated June 4, 2021, announcing the appointment of Brian D. Cullen as Chief Financial Officer (incorporated by reference to Exhibit 99.1 to Verso Corporation’s Current Report on Form 8-K filed with the SEC on June 4, 2021).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

VERSO CORPORATION

	By:	/s/ Allen J. Campbell
	Name:	Allen J. Campbell
Dated: June 4, 2021	Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated May 13, 2021.*

(a)(1)(ii)	Form of Letter of Transmittal (including IRS Form W-9).*

(a)(1)(iii)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(iv)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Summary Advertisement, dated May 13, 2021.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release, dated May 13, 2021.*

(a)(5)(ii)	E-mail to employees in connection with the Offer, sent May 13, 2021.*

(a)(5)(iii)	Notice to Warrant Holders, dated May 13, 2021.*

(a)(5)(iv)	Press Release, dated June 4, 2021, announcing the appointment of Brian D. Cullen as Chief Financial Officer (incorporated by reference to Exhibit 99.1 to Verso Corporation’s Current Report on Form 8-K filed with the SEC on June 4, 2021).

(b)	None.

(d)(i)	Warrant Agreement dated as of July 15, 2016, between Verso Corporation and Computershare Inc. and its wholly owned subsidiary, Computershare Trust Company N.A., collectively, as warrant agent (incorporated by reference to Exhibit 10.4 to Verso Corporation’s Current Report on Form 8-K filed with the SEC on July 19, 2016).

(d)(ii)	Verso Corporation Performance Incentive Plan (incorporated by reference to Exhibit 10.3 to Verso Corporation’s Current Report on Form 8-K filed with the SEC on July 19, 2016).

(d)(iii)	Employment Offer Letter Agreement dated September 8, 2015, between Verso Corporation and Allen J. Campbell (incorporated by reference to Exhibit 10.1 to Verso Corporation’s Current Report on Form 8-K filed with the SEC on September 8, 2015).

(d)(iv)	Offer Letter, dated September 30, 2020, by and between Verso Corporation and Randy Nebel (incorporated by reference to Exhibit 10.1 to Verso Corporation’s Current Report on Form 8-K filed with the SEC on October 1, 2020).

(d)(v)	Severance Agreement, dated January 27, 2021, by and between Verso Corporation and Randy Nebel (incorporated by reference to Exhibit 10.2 to Verso Corporation’s Current Report on Form 8-K filed with the SEC on October 1, 2020).

(d)(vi)	Form of Employee Restricted Stock Unit Award Agreement - 2016 (incorporated by reference to Exhibit 10.16 to Verso Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 8, 2018).

(d)(vii)	Form of Non-Employee Director Restricted Stock Unit Award Agreement - 2016 (incorporated by reference to Exhibit 10.17 to Verso Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 8, 2018).

(d)(viii)	Form of Employee Restricted Stock Unit Award Agreement - 2017 (incorporated by reference to Exhibit 10.18 to Verso Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 8, 2018).

(d)(ix)	Form of Non-Employee Director restricted Stock Unit Award Agreement - 2017 (incorporated by reference to Exhibit 10.19 to Verso Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 8, 2018).

(d)(x)	Form of Employee Restricted Stock Unit Award Agreement - 2018 (incorporated by reference to Exhibit 10.20 to Verso Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 8, 2018).

(d)(xi)	Form of Amendment to 2017 Employee Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.21 to Verso Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 8, 2018).

(d)(xii)	Form of Employee Restricted Stock Unit Award Agreement - 2020 (incorporated by reference to Exhibit 10.17 to Verso Corporation’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 1, 2020).

(d)(xiii)	Form of Employee Performance Stock Unit Award Agreement - 2020 (incorporated by reference to Exhibit 10.18 to Verso Corporation’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 1, 2020).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.